Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

July 29, 2022

Re:	Legion Works, Inc.
Post-Qualification Amendment No. 2 to
Offering Statement on Form 1-A
File No. 024-11169

To Whom It May Concern:

On behalf of Legion Works, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on August 2, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Ryan Bettencourt

Ryan Bettencourt

CEO and Director

Legion Works, Inc.